EXHIBIT 4

REPORT ON DISCLOSURE CONTROLS AND CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Sun Life Financial Inc. (the Company), including its Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15e of the United States Securities Exchange Act of 1934) as of December 31, 2003 and have concluded that these disclosure controls and procedures were operating effectively as of December 31, 2003.

In addition there have been no material changes in internal control over financial reporting (as defined in Rule 13a-15f of the United States Securities Exchange Act of 1934) during the financial year ended December 31, 2003, except the following:

During 2003, the Company’s United States operations were involved in evaluating and enhancing the internal control environment acquired from the acquisition of Keyport Life Insurance Company. Significant progress has been made in this regard.

During 2003, the Company’s Canadian operations were involved in integrating the business operations arising from the acquisition of Clarica Life Insurance Company. This integration was designed to combine operational strengths through selecting the best processes from the organizations that were being integrated and is now substantially complete. This integration resulted in several changes to the Company’s internal controls over financial reporting. These changes were managed through the development, execution and monitoring of comprehensive integration plans.